

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2008

Via U.S. Mail

Dr. Ahmed Hussein
630 Fifth Avenue, Suite 2258
New York, NY 10111-0100

RE: Quality Systems, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed July 25, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.
     File No. 001-12537

Dear Dr. Hussein:

    We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide support for your assertions that Mr. Razin controls the current board members or that certain board members do not act independently; or remove such statements from the proxy statement. In supporting such assertions, specifically identify the ways in which Mr. Razin "controls" the board, and tell us how. For example, provide support for the following:

- the statement, "The Chairman controls the Nominating Process," page 5;
- the suggestion that Mr. Razin controls the structure of the board and its corporate governance, page 6; and
- the assertion that he "has continued to cause the Board and board committees to do his bidding," page 10.

Please also expand upon your suggestion on the bottom of page 9 that the events that occurred in mid-2004 relating to the nomination of directors were "in contravention of the bylaws crafted under the MOU." In addition, explain your assertion that a "majority of the current directors complacently follow the dictates of the Chairman." State your grounds for characterizing directors' conduct as complacent.

In addition, please explain your reference on page 5 to the "lack of a truly independent board," given that all of the directors but one appear to be deemed by the company to be "independent directors" within the definitions established by The Nasdaq Stock Market and the guidelines established by the company's bylaws. Finally, please provide support for, or remove, the following statement on page 12: "The Chairman uses compensation as a means of controlling the Board and management." With respect to the statement quoted in the preceding sentence, please discuss Mr. Razin's role in setting compensation for directors and management, including whether, and if applicable when, Mr. Razin has been a member of the company's compensation committee.

2.   Further, please revise your filing to ensure that each statement or assertion of opinion or belief is characterized as such, and that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your proxy statement, or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your filing, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- "The lack of a truly independent board of directors is causing the Company to fail to realize its full potential," page 5;
- "In my opinion, recurring issues related to the governance of the Company have led to the Company's lackluster financial results, and seriously compromise the shareholders' interests," page 5;
- "[T]he Chairman has invoked the provisions in the Settlement Agreement regarding deadlocks to override the board committees and to add another director of his choosing, Philip Kaplan, to the Board and all board committees," page 10;
- The suggestion that Louis Silverman resigned from the board of directors under pressure from Mr. Razin, page 11;
- "The June 23 result of the vote it seems this was not an acceptable outcome for Mr. Razin [stet]," page 11;
- "The Chairman invokes the deadlock mechanism as a means of controlling the nominating and compensation processes," page 12; and
- "The present Board… is totally incapable of standing up to Mr. Razin," page 13.

Why Am I Running an Alternate Slate?, page 5

3.　　You refer to the "election of the present Board in September 2004." It appears, however, that there have been changes in the composition of the board of directors since September 2004, for example as a result of the election of Messrs. Fawzy and Hoffman. Please revise your filing to clarify, if accurate, that the current board is not identical to the September 2004 board.

Board Governance Issues, page 8

4.　　We note the disclosure in your definitive proxy statement filed September 6, 2005, for Quality Systems' 2005 annual shareholder meeting, that the definition of "independent director" adopted by the board in 2004 was "substantially identical to that contained in NASD Marketplace Rule 4200(a)(15)." Please tell us whether the definition of "independent director" adopted by the board in 2004, which we understand to be the current definition in the company's bylaws, remains substantially the same as the definition of the term currently used by The Nasdaq Stock Market. To the extent that the definition contained in the bylaws was and/or is identical or substantially similar to that contained in the rules of The Nasdaq Stock Market, please acknowledge this fact in your discussion on page 8.

5.　　Your proxy statement indicates that nine directors will be elected at the annual meeting of Quality Systems, Inc., but you are proposing a slate of only six director nominees. Please revise your filing to clarify that the proxies you are soliciting cannot be voted for a greater number of persons than the number of nominees named in your proxy statement. See Instruction 4 to Item 401(a) of Regulation S-K.

6.　　We note the proxy statement discloses that there can be no assurance that any of the nominees of Quality Systems, if elected, would serve with any of your nominees, if elected. In addition, please disclose all potential material consequences of using shareholder proxies to vote for less than all the positions up for election, including whether the remaining seats are likely to be vacant or filled by company nominees. See SEC Release No. 34-31326 (October 16, 1992), section II.I. and footnote 76.

7.　　Please provide us with supporting material for the following statement, which is presented as a factual assertion on page 9 of your proxy statement: "The agenda of the Board meetings and the minutes are under the exclusive control of the Chairman." Specifically advise us whether other directors introduce matters for consideration at meetings and comment upon and/or sign the board minutes.

Excessive Compensation of Executives, page 9

8.　　We note the following statement in this section: "The new directors received compensation which was more than tenfold compared to that received by the outgoing Board." Please provide additional support for your apparent view, as expressed in the title and elsewhere in this section, that the compensation paid to Quality Systems' executives is excessive. For example, to the extent that the participants are aware that the company pays its directors significantly more than its peer companies, please provide this information in your filing. In addition, please advise with a view toward revised disclosure whether, to the knowledge of the participants, the company paid its outgoing directors in 2004 significantly less than its peer companies paid their directors at that time.

9.   You refer readers in the last paragraph on page 9 to a section elsewhere in your filing titled, "Inability to Retain Independent Counsel," but we are unable to locate a section with this heading. Please revise your proxy statement as appropriate, or advise.

10.   You state in the final sentence beginning on page 9 that you believe that the board's vote on June 10, 2004, regarding stock option grants to certain employees was invalid under Nasdaq Marketplace Rule 4350(c)(3). It appears, however, the requirement contained in the Nasdaq Marketplace Rules to which you refer was not effective with respect to the company until its September 2004 annual meeting. See SEC Release 34-48745. Please revise your disclosure to reflect, if accurate, that the referenced rule was not effective with respect to the company at the time of the board's June 2004 vote, or advise.

Proposal No. 3 Amend Bylaws to Change Definition of Independent Director, page 20

Statement of Support, page 20

11.   We re-issue comment 4 above with respect to the discussion on the top of page 21 regarding the new definition of "independent director" in the company's bylaws as adopted by the board in October 2004. Please expand your disclosure in this section as appropriate in light of comment 4 above.

12.   Please advise, with a view toward revised disclosure, whether the May 31, 2007, revision to the bylaws to raise the amount of compensation an independent director's family member may have received from the company from $60,000 to $100,000, mirrored a then-recent change in the rules of The Nasdaq Stock Market with respect to director independence.

Other Nominee and Participant Information, page 27

13.   Under Instruction 3 to Item 4 of Schedule 14A, the Nominees are defined as participants. Please revise this section and any others to remove the implication that the Nominees are only "deemed" to be participants.

Closing Information

        Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Please electronically submit your response on EDGAR. Please understand that we may have further comments following our review of your revised material and responses to comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile
        Mary Ann Frantz, Esq.
        Miller Nash LLP
        Facsimile: (503) 224-0155